Summary

Bowyer Research urges shareholders to vote AGAINST Proposal 6, on the 2024 proxy ballot of Apple, Inc. (“Apple” or the “Company”) The “Resolved” clause of Proposal No. 6 states:

Shareholders request Apple report on median pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

The supporting statement to this Proposal1, submitted by Anmol Mehra of Arjuna Capital (the “Proponent”), contends that:

1.Apple is best served by including “unadjusted median pay gaps, assessing equal opportunity to high paying roles,” in its shareholder disclosures.

2.Apple’s failure to provide this degree of transparency is a potential barrier to the Company’s response to “structural bias” affecting women and minorities.

3.Providing both unadjusted and adjusted median pay gaps is the best way for Apple to move forward in addressing pay inequities.

These assertions, however, are based on false argumentation and analysis that:

1.Overstates the extent to which unadjusted median pay gaps meaningfully reflect workplace disparities.

2.Demands the Company expose itself to reputational risk by creating the appearance of racial and gender biases without cause.

1.The Proponent overstates the extent to which unadjusted median pay gaps meaningfully reflect workplace disparities.

As asserted in the Proponent’s statement, “Apple reports only statistically adjusted gaps but ignores unadjusted gaps, which address structural bias women and minorities face

1https://www.sec.gov/Archives/edgar/data/320193/000130817924000010/laapl2024_def14a.pdf regarding job opportunity and pay.” The requested report, framed as an issue in keeping with the company’s commitments to pay equity and various diversity initiatives, would require Apple to provide data on pay comparisons that were unadjusted for relevant factors, such as different jobs held by different demographics. This, unsurprisingly, is a proposal that would provide Apple shareholders and employees with potentially misleading information. Withholding relevant factors from public-facing data is a choice devoid of any benefit for any corporation that values a reputation for being accurate and data-driven. There is no reason, outside of the insular demands of political and social activists, for Apple to provide data that does not provide an accurate picture of its parity (or disparity) within its pay structures.

2.The Proposal demands the Company expose itself to reputational risk by creating the appearance of racial and gender biases without cause.

In its supporting statement, the Proponent maintains that “actively managing pay equity is associated with improved representation, and diversity is linked to superior stock performance and return on equity.” The Proponent provides zero evidence to suggest that unadjusted, inaccurate measures of pay between minority and non-minority employees are more effective at managing pay equity than properly adjusted measures. Further, providing shareholders and employees with inaccurate measures of pay presents a number of problems, both internally and externally. Externally, such measures can lead shareholders and the broader public to believe that Apple is perpetuating racial and gendered pay disparity, whereas, properly adjusted measures would avoid such suspicions. Internally, such measures can lead employees, particularly minority employees, to believe that they are the victims of workplace pay disparity, creating workplace polarization and a loss of corporate morale. Both of these outcomes can be avoided by voting against the misguided measures suggested in Proposal 6.

Conclusion

As demonstrated in this report, Proposal No. 6 fails to effectively address the question of pay disparity by:

1.Overstating the extent to which unadjusted median pay gaps meaningfully reflect workplace disparities.

2.Demanding the Company expose itself to reputational risk by creating the appearance of racial/gender biases without cause.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders. The Proponent’s ask would jeopardize Apple’s relationship of trust with its shareholders. In its misrepresentation of pay disparities and lack of concern for the reputational risk it would create, the Proponent runs the risk of creating further controversy and tangible risk to both Board and Company.